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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: September 30, 1998
--------                                            Estimated average burden
                                                    hours per response .... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or     6. If Amendment, Date
        BMG Music                             Statement                     Trading Symbol                    of Original
----------------------------------------      (Month/Day/Year)           Take-Two Interactive Software,      (Month/Day/Year)
     (Last)     (First)     (Middle)                                      Inc. -- "TTWO" (NASDAQ)
                                                3/11/98                  ------------------------------
  1540 Broadway                            ----------------------------  5. Relationship of Reporting     7. Individual or Joint/
----------------------------------------   3. IRS or Social Security          Person to Issuer               Group Filing (Check
             (Street)                         Number of Reporting           (Check all applicable)           Applicable Line)
                                              Person (Voluntary)         ___ Director   _x_  10% Owner       __ Form filed by One
New York, New York 10036-4098                                            ___ Officer    ___   Other             Reporting Person
--------------------------------------     ----------------------------  (give title below)  (specify below) _x_Form filed by More
      (City)      (State)      (Zip)                                                                            than One Reporting
                                                                               ---------------------------      Person
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See attachment.                                               TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (8/92)


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Series A preferred stock,       At any              Common stock, par
par value $.01 per share.       time.      None.    value $.01 per share.  1,850,000  One-for-one   See attachment.  See attachment.
                                                                                      (subject to
                                                                                      anti-dilution
                                                                                      adjustment).
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Explanation of Responses:
                                                                                     See attachment.
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date

Note. File three copies of this Form, one of which must be manually signed.                                           Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                                             SEC 1473 (8/92)


Attachment to Form 3                                                 Page 1 of 3

    Reporting Person: BMG Music
                      1540 Broadway
                      New York, New York  10036-4098

        Date of Event
 Requiring Statement: March 11, 1998

              Issuer: Take-Two Interactive Software, Inc.
                      "TTWO" (NASDAQ)

--------------------------------------------------------------------------------

Additional Reporting Persons

      The initial statement of beneficial ownership of securities to which this is attached is filed on behalf of: BMG Music, a general partnership organized under the laws of the State of New York; BMG Music's controlling general partner, Bertelsmann Music Group, Inc., a corporation organized under the laws of the State of Delaware; Bertelsmann Music Group, Inc.'s sole stockholder, Bertelsmann, Inc., a corporation organized under the laws of the State of Delaware; Bertelsmann, Inc.'s sole stockholder, Bertelsmann AG, a corporation organized under the laws of the Federal Republic of Germany; Bertelsmann AG's controlling shareholder, Johannes Mohn GmbH, a limited liability company organized under the laws of the Federal Republic of Germany; and Johannes Mohn GmbH's controlling shareholder, Reinhard Mohn, an individual citizen of the Federal Republic of Germany. (Mr. Mohn, Johannes Mohn GmbH, Bertelsmann AG, Bertelsmann, Inc., Bertelsmann Music Group, Inc., and BMG Music are collectively referred to herein as "Reporting Persons").

      The principal business offices of BMG Music, Bertelsmann Music Group, Inc., and Bertelsmann, Inc. are located at 1540 Broadway, New York, New York 10036-4098. The principal business offices of Bertelsmann AG, Johannes Mohn GmbH, and Reinhard Mohn, are located at Carl Bertelsmann Strasse 270, 33311 Gutersloh, Federal Republic of Germany.


Table II, Item 5

      BMG Music (through its division BMG Entertainment) is the record holder of, and each other Reporting Person may be deemed to be the beneficial owner of, 1,850,000 shares of series A preferred stock (the "Preferred Stock") of Take-Two Interactive Software, Inc. ("Issuer") convertible into 1,850,000 shares of common stock, par value $.01 per share, of Issuer (the "Common Stock"). As a result of its ownership of 1,850,000 shares of Preferred Stock, BMG Music and each other Reporting Person may be deemed to be the beneficial owner of 1,850,000 shares of Common Stock. The 1,850,000 shares of Common Stock which BMG Music and each other Reporting Person may be deemed to beneficially own represent approximately 15.8 percent of the total number of shares of Common Stock outstanding (after giving effect to the conversion of

Attachment to Form 3                                                 Page 2 of 3

    Reporting Person: BMG Music
                      1540 Broadway
                      New York, New York  10036-4098

        Date of Event
 Requiring Statement: March 11, 1998

              Issuer: Take-Two Interactive Software, Inc.
                      "TTWO" (NASDAQ)

________________________________________________________________________________

the 1,850,000 shares of Preferred Stock held by BMG Music, and based upon information contained in Issuer's quarterly report on Form 10-QSB for the quarterly period ended January 31, 1998).


Table II, Item 6

      See above under "Additional Reporting Persons".


Signatures

Dated March 23, 1998:               \s\ REINHARD MOHN
                                    ----------------------------------
                                    REINHARD MOHN


                                    JOHANNES MOHN GMBH

Dated March 23, 1998:               By: \s\ REINHARD MOHN
                                    ----------------------------------
                                        Reinhard Mohn
                                        Chairman


                                    BERTELSMANN AG

Dated March 23, 1998:              By: \s\ MARK WOESSNER
                                   -----------------------------------------
                                        Mark Woessner
                                        Chairman and Chief Executive Officer


                                    BERTELSMANN, INC.

Dated March 23, 1998:               By:  /s/ JACQUELINE CHASEY
                                         -----------------------------------
                                         Jacqueline Chasey
                                         Vice President and
                                         Assistant Secretary

Attachment to Form 3                                                 Page 3 of 3

    Reporting Person: BMG Music
                      1540 Broadway
                      New York, New York  10036-4098

        Date of Event
 Requiring Statement: March 11, 1998

              Issuer: Take-Two Interactive Software, Inc.
                      "TTWO" (NASDAQ)

________________________________________________________________________________

                                    BERTELSMANN MUSIC GROUP, INC.

Dated March 23, 1998:               By: \s\ THOMAS W. MCINTYRE
                                    ----------------------------------
                                        Thomas W. McIntyre
                                        Senior Vice President and Treasurer


                                    BMG MUSIC

                                    By: BERTELSMANN MUSIC
                                        GROUP, INC., as general partner

Dated March 23, 1998:               By: \s\ THOMAS W. MCINTYRE
                                    ----------------------------------
                                        Thomas W. McIntyre
                                        Senior Vice President and Treasurer